Exhibit 99.10

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use of and reference to our name and report evaluating a portion of Cenovus Energy Inc.’s oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2021, estimated using forecast prices and costs, and the information derived from our report, as described or incorporated by reference in Cenovus Energy Inc.’s annual report on Form 40-F for the year ended December 31, 2021 and Cenovus Energy Inc.’s registration statements on Form F-10 (File No. 333-259814), Form S-8 (File Nos. 333-163397 and 333-251886) and Form F-3D (File No. 333-202165) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

McDANIEL & ASSOCIATES CONSULTANTS LTD. /s/ Michael J. Verney
Michael J. Verney, P. Eng. Executive Vice President
Calgary, Alberta February 8, 2022

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com